For immediate release
LION ELECTRIC ANNOUNCES FOURTH QUARTER AND FISCAL 2022 RESULTS
MONTREAL, QUEBEC - March 10, 2023 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced its financial and operating results for the fourth quarter and fiscal year 2022, which ended on December 31, 2022. Lion reports its results in US dollars and in accordance with International Financial Reporting Standards ("IFRS").
Q4 2022 FINANCIAL HIGHLIGHTS

•Delivery of 174 vehicles, an increase of 103 vehicles, as compared to the 71 delivered in the same period last year.
•Revenue of $46.8 million, up $23.9 million, as compared to $22.9 million in Q4 2021.
•Gross loss of $4.8 million as compared to gross profit of $2.2 million in Q4 2021.
•Net loss of $4.6 million in Q4 2022, as compared to net earnings of $28.3 million in Q4 2021. Net loss for Q4 2022 includes a $15.4 million gain related to non-cash decrease in the fair value of share warrant obligations and a $2.5 million charge related to non-cash share-based compensation, whereas net earnings for Q4 2021 included a $46.6 million gain related to non-cash decrease in the fair value of share warrant obligations and a $5.0 million charge related to non-cash share-based compensation.
•Adjusted EBITDA1 of negative $13.9 million, as compared to negative $7.5 million in Q4 2021, after mainly adjusting for certain non-cash items such as change in fair value of share warrant obligations and share-based compensation.
•Capital expenditures, which included expenditures related to the Company's U.S. manufacturing facility in Joliet, Illinois (the "Joliet Facility") and the Company's battery manufacturing plant and innovation center in Mirabel, Quebec (the "Lion Campus'), amounted to $39.1 million, up $19.9 million, as compared to $19.2 million in Q4 2021.
•Additions to intangible assets, which mainly consist of R&D activities, amounted to $21.3 million, up $11.6 million, as compared to $9.7 million in Q4 2021.
•Closed a public offering of units in December 2022, pursuant to which the Company issued 19,685,040 units at a price of $2.54 per unit for gross proceeds of approximately $50 million; each unit consisted of one common share and one common share purchase warrant (a "2022 Warrant"), with each whole 2022 Warrant entitling the holder thereof to acquire one common share at an exercise price of $2.80 per share for a period of five years until December 16, 2027.
•Total gross proceeds from financing activities of approximately $116 million, consisting of offering of units (approximate gross proceeds of $50 million), issuance of common shares under the Company's "at-the-market" program (approximate gross proceeds of $10 million) and borrowings under long-term debt instruments (approximately $56 million in the aggregate under the Company's revolving credit agreement, loan with Investissement Quebec, loan with the Strategic Innovation Fund of the Government of Canada and new loan agreement with Finalta and CDPQ), as compared to approximately $64 million in the aggregate in Q4 2021.

1 Adjusted EBITDA is a non-IFRS financial measure. See “Non-IFRS Measures and Other Performance Metrics” section of this press release.

FISCAL 2022 FINANCIAL HIGHLIGHTS

•Delivery of 519 vehicles, an increase of 323 vehicles, as compared to the 196 delivered in fiscal 2021.
•Revenue of $139.9 million, up $82.2 million, as compared to $57.7 million in fiscal 2021.
•Gross loss of $12.9 million, as compared to gross profit of nil in fiscal 2021.
•Net earnings of $17.8 million, as compared to a net loss of $43.3 million in fiscal 2021. Net earnings for fiscal 2022 includes higher gains related to non-cash decrease in the fair value of share warrant obligations and lower non-cash share-based compensation, as compared to fiscal 2021.
•Adjusted EBITDA of negative $54.8 million, as compared to negative $27.6 million in fiscal 2021, after mainly adjusting for certain non-cash items such as change in fair value of share warrant obligations and share-based compensation.
•Capital expenditures, which included expenditures related to the Joliet Facility and the Lion Campus, amounted to $148 million, up $119.4 million, as compared to $28.6 million in fiscal 2021.
•Additions to intangible assets, which mainly consist of R&D activities, amounted to $79.1 million, up $42.7 million, as compared to $36.4 million in fiscal 2021.

BUSINESS UPDATES

•More than 950 vehicles on the road, with over 10 million miles driven.
•Vehicle order book2 of 2,468 all-electric medium- and heavy-duty urban vehicles as of March 9, 2023, consisting of 301 trucks and 2,167 buses, representing a combined total order value of approximately $575 million based on management's estimates.
•LionEnergy order book2 of 317 charging stations and related services as of March 9, 2023, representing a combined total order value of approximately $6 million.
•12 Experience Centers in operation in the United States and Canada.
•Completed in December 2022 the delivery of its first LionC zero-emission school bus built at the Joliet Facility and funded by the U.S. EPA's Clean School Bus Program.
•Completed production of its first lithium-ion battery pack at the battery manufacturing plant in Mirabel, Quebec in December 2022 and transferred an additional portion of the battery production line from JR Automation’s facility in Troy, Michigan (where the Company previously produced and tested prototype battery packs) to the battery manufacturing facility in Mirabel in early 2023. Final certification of the first battery pack is expected in the first half of 2023, followed by a gradual ramp up of production in 2023.
•Completed in February 2023 a sale-leaseback transaction for the battery manufacturing building located in Mirabel, Quebec for a total purchase price of $21.5 million (C$28
2 See “Non-IFRS Measures and Other Performance Metrics” section of this press release. The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book. The vehicles included in the vehicle order book as of March 9, 2023 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2025. Substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations, and there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part. The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

million) and entered into a lease agreement for an initial 20-year term with subsequent renewal options.
•As of March 9, 2023, Lion had approximately 1,400 employees, of which approximately 300 were in its Engineering and R&D departments.

“We are pleased with our 2022 performance, as once again, despite external challenges, we delivered a record number of electric vehicles. In parallel, we produced our first electric school bus at our Joliet, IL manufacturing plant and we produced our first battery pack at our Mirabel, QC battery manufacturing facility, while efficiently managing our cash position throughout the year,” commented Marc Bedard, CEO – Founder of Lion. “As we head into a new year, I would like to thank all our employees for their hard work and dedication. In 2023, we will continue to carefully manage liquidities while maintaining focus on investing the capital and resources required to accelerate the efficient ramp-up of our production, with a view to optimize our manufacturing footprint and drive long-term growth and profitability,” concluded Marc Bedard.

SELECT EXPLANATIONS ON RESULTS OF OPERATIONS FOR THE FOURTH QUARTER AND FISCAL YEAR 2022
Revenue

For the three months ended December 31, 2022, revenue amounted to $46.8 million, an increase of $23.9 million, compared to the corresponding period in the prior year. The increase in revenue was primarily due to an increase in vehicle sales volume of 103 units, from 71 units (57 school buses and 14 trucks; 43 vehicles in Canada and 28 vehicles in the U.S.) for the three months ended December 31, 2021 to 174 units (139 school buses and 35 trucks; 160 vehicles in Canada and 14 vehicles in the U.S.) for the three months ended December 31, 2022. Revenues for the three months ended December 31, 2022 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels, as well as challenges associated with the production ramp-up and the development of certain models.
For the year ended December 31, 2022, revenue amounted to $139.9 million, an increase of $82.2 million, compared to the year ended December 31, 2021. The increase in revenue was primarily due to an increase in vehicle sales volume of 323 units, from 196 units (151 school buses and 45 trucks; 134 vehicles in Canada and 62 vehicles in the U.S.) for the year ended December 31, 2021, to 519 units (409 school buses and 110 trucks; 471 vehicles in Canada and 48 vehicles in the U.S.) for the year ended December 31, 2022. Revenues for the year ended December 31, 2022 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels, as well as challenges associated with the production ramp-up and the development of certain models.
Cost of Sales

For the three months ended December 31, 2022, cost of sales amounted to $51.5 million, representing an increase of $30.8 million compared to $20.7 million in the corresponding period in the prior year. The increase was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing and inventory management system costs related to the ramp-up of future production capacity, higher raw material and commodity costs, and the impact of continuing global supply chain challenges and inflationary environment.

For the year ended December 31, 2022, cost of sales amounted to $152.9 million, representing an increase of $95.2 million, compared to the year ended December 31, 2021. The increase was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing and inventory management system costs related to the ramp-up of future production capacity, higher raw material and commodity costs, and the impact of continuing global supply chain challenges and inflationary environment.
Gross Profit

For the three months ended December 31, 2022, gross profit decreased by $6.9 million, from a gross profit of $2.2 million for the corresponding period in the prior year, to a gross loss of $4.8 million for the three months ended December 31, 2022. The decrease was primarily due to the impact of increased fixed manufacturing costs and inventory management system costs related to the ramp-up of future production capacity, higher raw material and commodity costs, product mix, and the impact of continuing global supply chain challenges and inflationary environment, partially offset by the positive gross profit impact of increased sales volumes.

For the year ended December 31, 2022, gross profit decreased by $13.0 million to negative $12.9 million, compared to nil for the year ended December 31, 2021. The decrease was primarily due to the impact of increased fixed manufacturing costs and inventory management system costs related to the ramp-up of future production capacity, higher raw material and commodity costs, product mix, and the impact of continuing global supply chain challenges and inflationary environment, partially offset by the positive impact of increased sales volumes.
Administrative Expenses

For the three months ended December 31, 2022, administrative expenses decreased by $2.2 million, from $12.2 million for the three months ended December 31, 2021, to $10.0 million for the three months ended December 31, 2022. Administrative expenses for the three months ended December 31, 2022 included $2.1 million of non-cash share-based compensation, compared to $4.4 million for the three months ended December 31, 2021. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $7.8 million for the three months ended December 31, 2021 to $7.9 million for the three months ended December 31, 2022. The increase was mainly due to an increase in expenses resulting from the expansion of Lion’s head office and general corporate capabilities in anticipation of an expected increase in business activities.

For the year ended December 31, 2022, administrative expenses decreased by $33.6 million, from $78.4 million for the year ended December 31, 2021, to $44.8 million. Administrative expenses for the year ended December 31, 2022 included $9.5 million of non-cash share-based compensation, compared to $56.7 million for the year ended December 31, 2021. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $21.7 million for the year ended December 31, 2021 to $35.3 million for year ended December 31, 2022. The increase was mainly due to an increase in expenses reflecting Lion’s transition to being a public company in May 2021, an increase in expenses resulting from the expansion of Lion’s head office and general corporate capabilities in anticipation of an expected increase in business activities, as well as professional fees related to supply chain and strategic project optimization initiatives.

Selling Expenses
For the three months ended December 31, 2022, selling expenses increased by $0.9 million, from $4.8 million for the three months ended December 31, 2021, to $5.6 million for the three months ended December 31, 2022. Selling expenses for the three months ended December 31, 2022 included $0.4 million of non-cash share-based compensation, compared to $0.7 million for the three months ended December 31, 2021. Excluding the impact of non-cash share-based compensation, selling expenses increased from $4.1 million for the three months ended December 31, 2021 to $5.2 million for the three months ended December 31, 2022. The increase was primarily due to Lion expanding its sales force in anticipation of the ramp-up of production capacity, and an increase in expenses as a result of the opening and operations of new Experience Centers.

For the year ended December 31, 2022, selling expenses decreased by $4.7 million, from $27.7 million for the year ended December 31, 2021, to $23.0 million. Selling expenses for the year ended December 31, 2022 included $2.9 million of non-cash share-based compensation, compared to $14.4 million for the year ended December 31, 2021. Excluding the impact of non-cash share-based compensation, selling expenses increased from $13.3 million for the year ended December 31, 2021 to $20.1 million for year ended December 31, 2022. The increase was primarily due to Lion expanding its sales force in anticipation of the ramp-up of production capacity, and an increase in expenses as a result of the opening and operations of new Experience Centers.

Transaction Costs
Transaction costs of $13.7 million for the year ended December 31, 2021 were incurred in the second quarter of 2021 and related to the completion of the Business Combination pursuant to which Lion became a public company, and were mainly composed of legal, banking, and other professional fees. No such transaction costs were incurred in fiscal 2022.

Finance Costs
For the three months ended December 31, 2022, finance costs decreased by $2.1 million compared to the corresponding period in the prior year. Finance costs for the three months ended December 31, 2022 were net of $5.1 million of capitalized borrowing costs. Excluding the impact of capitalized borrowing costs, finance costs increased by $3.0 million compared to the three months ended December 31, 2021. The increase was driven primarily by higher interest expense on long-term debt, due to higher debt outstanding during the quarter relating to borrowings made under the Company's revolving credit agreement, loan with Investissement Quebec, loan with the Strategic Innovation Fund of the Government of Canada and new loan agreement with Finalta and CDPQ, as well as an increase in financing costs related to the issuance of the 2022 Warrants, and an increase in interest costs related to lease liabilities, including for the Joliet Facility.

For the year ended December 31, 2022 finance costs decreased by $7.4 million, from $8.3 million for the year ended December 31, 2021, to $1.0 million. Finance costs for the year ended December 31, 2022 were net of $5.1 million of borrowing costs capitalized to the Lion Campus construction and to development costs. Excluding the impact of capitalized borrowing costs, finance costs decreased by $2.2 million compared to the year ended December 31, 2021. The decrease was driven primarily by lower interest expense on long-term debt, the non-recurrence of interest expense on convertible debt instruments that was repaid in fiscal 2021 and accretion expense on retractable common shares which were repaid on May 6, 2021, and the gain on derecognition of a financial liability (which occurred as a result of the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States maturing on May 7, 2022), partially offset by an increase in financing costs related to the establishment of the Company's "at-the-market" program and the issuance of the 2022 Warrants and interest on lease liabilities, including for the Joliet Facility.
Foreign Exchange Loss

Foreign exchange losses for both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. For three months ended December 31, 2022, foreign exchange loss was $0.6 million, compared a loss of $2.3 million in the corresponding period in the prior year, largely as a result of a lesser weakening of the Canadian dollar relative to the U.S. dollar during the three months ended December 31, 2022, as compared to the three months ended December 31, 2021.

Foreign exchange losses for both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. Foreign exchange loss for the year ended December 31, 2022, was $2.0 million compared to a loss of $1.0 million year ended December 31, 2021, largely as a result of stronger weakening of the Canadian dollar relative to the U.S. dollar during 2022, as compared to 2021.
Change in Fair Value of Share Warrant Obligations

Change in fair value of share warrant obligations moved from a gain of $46.6 million for the three months ended December 31, 2021, to a gain of $15.4 million, for the three months ended December 31, 2022. The gain for the three months ended December 31, 2022, was related to the warrants issued to a customer in July 2020, and the public and private warrants issued as part of the closing of the Company's business combination on May 6, 2021, and the 2022 Warrants issued in December 2022, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.

Change in fair value of share warrant obligations resulted in a gain of $101.5 million for the year ended December 31, 2022, compared to a gain of $85.8 million for the year ended December 31, 2021, related to the warrants issued to a customer in July 2020, the public and private warrants issued as part of the closing of the Company's business combination on May 6, 2021, and the 2022 Warrants issued in December 2022. The gain for the year ended December 31, 2022 results mainly from the decrease in the market price of Lion equity as compared to the previous valuations.

Net Earnings (Loss)

The net loss for the three months ended December 31, 2022 as compared to the net earnings for the corresponding prior period were largely due to the lower decrease in the fair value of share warrant obligations (resulting in a lower gain) discussed in “Change in fair value of share warrant obligations” above, a gross loss (versus gross profit in the prior period), higher administrative and selling expenses (excluding share-based compensation), and higher finance costs, partially offset by lower non-cash share-based compensation.

For the year ended December 31, 2022, net earnings increased by $61.1 million, from a net loss of $43.3 million for the year ended December 31, 2021, to net earnings of $17.8 million. The increase in net earnings for the year ended December 31, 2022 as compared to the year ended December 31, 2021 was largely due to lower non-cash share-based compensation, lower transaction and finance costs, and the higher gain on the fair value of share warrant obligations during discussed in “Change in fair value of share warrant obligations” above, partially offset by higher gross loss and higher administrative and selling expenses (excluding share-based compensation).

CONFERENCE CALL
A conference call and webcast will be held on March 10, 2023, at 8:30 a.m. (Eastern Time) to discuss the results. To participate in the conference call, dial 226) 828-7575 or (833) 950-0062 (toll free) using the Access Code 319983. An investor presentation and a live webcast of the conference call will also be available at www.thelionelectric.com under the “Events and Presentations” page of the “Investors” section. An archive of the event will be available for a period of time shortly after the conference call.
FINANCIAL REPORT
This release should be read together with the audited annual audited consolidated financial statements of the Company and the related notes for the years ended December 31, 2022 and 2021, and the related management discussion and analysis ("MD&A") for the three and twelve months ended December 31, 2022, which will be filed by the Company with applicable Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, and which will be available on SEDAR as well as on our website at www.thelionelectric.com.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31, 2022 and December 31, 2021
(Audited, in US dollars)

	Dec 31, 2022	Dec 31, 2021
	$	$
ASSETS
Current
Cash	88,266,985	241,702,030
Accounts receivable	62,971,542	37,899,085
Inventories	167,191,935	115,978,979
Prepaid expenses and other current assets	5,067,513	4,647,163
Current assets	323,497,975	400,227,257
Non-current
Other non-current assets	1,073,226	793,298
Property, plant and equipment	160,756,328	32,668,158
Right-of-use assets	60,508,354	60,902,362
Intangible assets	151,364,023	81,899,830
Contract asset	13,211,006	14,113,415
Non-current assets	386,912,937	190,377,063
Total assets	710,410,912	590,604,320

LIABILITIES
Current
Trade and other payables	75,857,013	40,409,565
Current portion of long-term debt and other debts	24,713	13,015,584
Current portion of lease liabilities	5,210,183	4,691,344
Current liabilities	81,091,909	58,116,493
Non-current
Long-term debt and other debts	110,648,635	62,086
Lease liabilities	58,310,032	57,517,973
Share warrant obligations	23,243,563	106,225,934
Non-current liabilities	192,202,230	163,805,993
Total liabilities	273,294,139	221,922,486
SHAREHOLDERS' EQUITY
Share capital	475,950,194	418,709,160
Contributed surplus	134,365,664	122,637,796
Deficit	(151,979,960)	(169,755,726)
Cumulative translation adjustment	(21,219,125)	(2,909,396)
Total shareholders' equity	437,116,773	368,681,834
Total shareholders' equity and liabilities	710,410,912	590,604,320

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE EARNINGS (LOSS)
For the three months and years ended December 31, 2022 and 2021
(in US dollars)

	(Unaudited)		(Audited)
	Three months ended		Year ended
	Dec 31, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2021
	$	$	$	$
Revenue	46,768,660	22,870,406	139,914,470	57,710,204
Cost of sales	51,533,378	20,690,602	152,861,775	57,664,749
Gross profit (loss)	(4,764,718)	2,179,804	(12,947,305)	45,455

Administrative expenses	9,996,995	12,181,342	44,843,042	78,422,622
Selling expenses	5,643,130	4,789,563	22,973,972	27,719,888
Transaction costs	—	—	—	13,654,851
Operating loss	(20,404,843)	(14,791,101)	(80,764,319)	(119,751,906)

Finance costs	(891,329)	1,193,959	955,422	8,332,477
Foreign exchange loss	558,551	2,336,548	1,972,679	1,036,840
Change in fair value of share warrant obligations	(15,434,253)	(46,587,319)	(101,468,186)	(85,795,903)
Net income (loss)	(4,637,812)	28,265,711	17,775,766	(43,325,320)
Other comprehensive income (loss)
Item that will be subsequently reclassified to net earnings (loss)
Foreign currency translation adjustment	3,522,926	3,734,078	(18,309,729)	321,188
Comprehensive earnings (loss) for the period	(1,114,886)	31,999,789	(533,963)	(43,004,132)

Earnings (loss) per share
Basic earnings (loss) per share	(0.02)	0.15	0.09	(0.27)
Diluted earnings (loss) per share	(0.02)	0.14	0.09	(0.27)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months and years ended December 31, 2022 and 2021
(in US Dollars)

	(Unaudited)		(Audited)
	Three months ended		Year ended
	Dec 31, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2021
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss) for the period	(4,637,812)	28,265,711	17,775,766	(43,325,320)
Non-cash items:
Depreciation and amortization	3,723,559	1,642,987	11,492,473	5,544,175
Share-based compensation	2,521,960	5,080,008	12,362,070	71,081,047
Accretion expense on common shares, retractable	—	—	—	2,031,863
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	—	(102,831)	82,850	125,290
Accretion expense on convertible debt instruments	—	—	—	2,503,097
Gain on derecognition of the balance of purchase price payable related to the acquisition of the dealership rights	—	—	(2,130,583)	—
Change in fair value of share warrant obligations	(15,434,253)	(46,587,319)	(101,468,186)	(85,795,903)
Unrealized foreign exchange loss (gain)	(10,785)	250,524	821,424	17,973
Net change in non-cash working capital items	(16,768,935)	(47,189,473)	(58,488,611)	(83,150,851)
Cash flows used in operating activities	(30,606,266)	(58,640,393)	(119,552,797)	(130,968,629)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(39,642,755)	(10,436,899)	(129,573,638)	(19,825,006)
Addition to intangible assets	(20,805,023)	(9,174,252)	(78,284,126)	(44,956,423)
Disposition of property, plant and equipment	—	—	24,413	—
Government assistance related to property, plant and equipment and intangible assets	3,226,696	236,369	3,226,696	2,182,923
Cash flows used in investing activities	(57,221,082)	(19,374,782)	(204,606,655)	(62,598,506)
FINANCING ACTIVITIES
Net change in credit facilities	—	—	—	(19,188,863)
Loans on research and development tax credits receivable and subsidies receivable	22,233,751	—	22,233,751	2,934,384
Repayment of loans on research and development tax credits and subsidies receivable	(9,926,471)	(83,542)	(9,926,471)	(2,829,254)
Increase in long-term debt and other debts	40,404,648	—	89,342,762	15,775,473
Repayment of long-term debt and other debts	(2,038)	(131,024)	(422,423)	(41,611,760)
Repayment of convertible debt instruments	—	—	—	(23,903,068)
Payment of lease liabilities	(1,219,492)	(433,421)	(4,977,183)	(2,093,371)
Proceeds from issuance of shares through private placement, net of issuance costs	—	—	—	196,255,491
Proceeds from issuance of shares through "at-the-market" equity program	10,164,952	—	29,351,308	—
Proceeds from the issuance of shares through the December 2022 Offering - Warrants	19,913,196	—	19,913,196	—
Proceeds from the issuance of shares through the December 2022 Offering- Common Shares	27,264,038	—	27,264,038	—
Proceeds from the issuance of shares through exercise of stock options and warrants	19,375	400,341	23,173	1,124,940
Proceeds from issuance of shares through business combination transaction	—	—	—	308,232,870
Cash flows from financing activities	108,851,959	(247,646)	172,802,151	434,696,842
Effect of exchange rate changes on cash held in foreign currency	628,959	2,118,127	(2,077,744)	663,399
Net (decrease) increase in cash	21,653,570	(76,144,694)	(153,435,045)	241,793,106
Cash (bank overdraft), beginning of year	66,613,415	317,846,724	241,702,030	(91,076)
Cash, end of year	88,266,985	241,702,030	88,266,985	241,702,030
Other information on cash flows related to operating activities:
Interest paid	835,592	1,479,447	2,386,930	5,722,466
Interest paid under lease liabilities	819,786	139,517	3,162,932	443,740

NON-IFRS MEASURES AND OTHER PERFORMANCE METRICS
This press release makes reference to Adjusted EBITDA, which is a non-IFRS financial measure, as well as other performance metrics, including the Company’s order book, which are defined below. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Lion compensates for these limitations by relying primarily on Lion's IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should not rely on any single financial measure to evaluate Lion's business.
Adjusted EBITDA

“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted for share-based compensation, changes in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS. Lion believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Lion’s financial measures with those of comparable companies, which may present similar non-IFRS financial measures to investors. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Lion’s computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion. Readers should review the reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA presented by the Company under section 13.0 of the Company's MD&A for the three and twelve months ended December 31, 2022 entitled "Results of Operations - Reconciliation of Adjusted EBITDA."

Order Book

This press release also makes reference to the Company’s "order book" with respect to vehicles (trucks and buses) as well as charging stations. The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients, or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained under “Pricing” in section 10.0 of the Company's MD&A for the three and twelve months ended December 31, 2022 entitled “Order Book”. The vehicles included in the vehicle order book as of March 9, 2023 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2025. Substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations, and there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales. See the section below for a full description of the methodology used by the Company in connection with the order book and certain important risks and uncertainties relating to such methodology and the presentation of the order book.

General Principle:
The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained below under the section entitled “Pricing”.

The vehicles included in the vehicle order book as of March 9, 2023 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2025. Substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. The processing times of governmental subsidies and incentives are also subject to important variations. As further described below under the sections entitled “Delivery Periods” and “Ongoing Evaluation; Risk Factors”, there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Delivery Periods:
The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably estimated and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product.

Purchase orders and applications relating to vehicles of Lion generally provide for a time period during which the client expects delivery of the vehicles. Such period can vary from a specific date, a number or range of months after the issuance of the order or application, or a calendar year. The vehicles included in the vehicle order book as of March 9, 2023 provided for a delivery period, subject to the satisfaction of the conditions set forth in each order (which, in substantially all cases as further discussed herein, relate to the approval of governmental subsidies and grants), ranging from a few months to the end of the year ending December 31, 2025, which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the Federal’s Infrastructure Canada’s Zero-Emission Transit Fund (“ZETF”), unless otherwise agreed by Infrastructure Canada. Delivery periods are disclosed from time to time by the Company when available in respect of material orders. Delivery periods should not be construed as a representation or a guarantee by the Company that the actual delivery time will take place as scheduled. Given the nature of the business and the products of the Company, the implied lead time for the production and delivery of a vehicle (which may be impacted, among other things, by supply chain challenges or changes in specifications), the nature of certain customers of the Company (in many cases, fleet owners operating capital intensive operations which require financing and ongoing scheduling flexibility), and the fact that, as further described herein, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, actual delivery times may be subject to important variations or delays. Please refer to the section entitled “Ongoing Evaluation; Risk Factors” below regarding the potential impact of variations or delays in deliveries.

Pricing:	When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. A small number of vehicles included in the order book have a pricing that remains subject to confirmation based on specifications and other options to be agreed upon in the future between the applicable client and the Company. For purposes of the determination of the order book and the value allocated to such orders, management has estimated the pricing based on its current price lists and certain other assumptions relating to specifications and requirements deemed reasonable in the circumstances.

Performance Metric:	The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS, and is neither disclosed in nor derived from the financial statements of the Company. The Company believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance, market penetration for its products, and the cadence of capital expenditures and tooling.

The Company’s computation of its order book is subject to the specific methodology described herein and may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book in the same fashion. Other companies also sometimes refer to or use “order backlog” or “order intake” as performance metrics, which are most likely not calculated on the same basis as the Company’s order book. In addition, as explained above, the Company’s presentation of the order book is calculated based on the orders and the applications made as of the time that the information is presented, and it is not based on the Company’s assessment of future events and should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Ongoing Evaluation; Risk Factors:
A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances (whether by reason of a delivery delay, unavailability of a subsidy or incentive or otherwise) within a certain period. Management reviews the composition of the order book every time it is reported in order to determine whether any orders should be removed from the order book. For purposes of such exercise, management identifies orders that have been or are reasonably likely to be cancelled and examines, among other things, whether conditions attaching to the order are reasonably likely to result in a cancellation of the order in future periods as well as any other available information deemed relevant, including ongoing dialogue with clients. Such exercise may result from time to time in orders that have previously been included in the order book being removed even if they have not been formally canceled by the client.

The Company cannot guarantee that its order book will be realized in full, in a timely manner, or at all, or that, even if realized, revenues generated will result in profits or cash generation as expected, and any shortfall may be significant. The Company’s conversion of its order into actual sales is dependent on various factors, including those described below and under section 23.0 of the Company's MD&A for the three and twelve months ended December 31, 2022 entitled “Risk Factors”. For instance, a customer may voluntarily or involuntarily default on an order, may become subject to bankruptcy or insolvency or cease its business operations. In addition, substantially all of the vehicle orders included in the order book are subject to conditions relating to the granting of governmental subsidies or incentives or a specified timing for the delivery of the vehicle and, in a limited number of cases, the availability of certain specifications and options or the renewal of certain routes by governmental or school authorities. As a result, the Company’s ability to convert its order book into actual sales is highly dependent on the granting and timing of governmental subsidies and incentives, most notably subsidies and incentives under the Quebec government’s 2030 Plan for a Green Economy (the “Quebec Green Economy Plan”), under the Federal’s Infrastructure ZETF, the Government of Canada Incentives for Medium- and Heavy-Duty Zero-Emission Vehicles (iMHZEV) Program, the U.S. Environmental Protection Agency Clean School Bus Program and California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). Approximately half of the vehicles included in the order book are contingent upon grants under the ZETF, in respect of which applications relating to vehicles of Lion have not yet been fully processed to date and December 31, 2025 is the latest date by which claims are required to be made according to the current eligibility criteria of the program, unless otherwise agreed by Infrastructure Canada. Any termination, modification, delay or suspension of any governmental subsidies and incentives, including, most importantly as of the date hereof, the ZETF or the Quebec Green Economy Plan, could result in delayed deliveries or the cancellation of all or any portion of orders, which, in turn, could have a material and adverse effect on the Company’s business, results of operations or financial condition.

The Company’s conversion of its order book into actual sales is also dependent on its ability to economically and timely manufacture its vehicles, at scale. The Company delivered 196 vehicles during the year ended December 31, 2021, and 519 vehicles during the year ended December 31, 2022. As of March 9, 2023, the Company’s vehicle order book stood at 2,468 vehicles. The execution of the Company’s growth strategy and the conversion of its order book, which currently provides for deliveries ranging from a few months to the end of the year ending December 31, 2025, will therefore require significant ramp-up in its production. The Company’s Saint-Jerome facility currently has an estimated annual production capacity of 2,500 vehicles at full scale and the Company is in the process of establishing its operations at the Joliet Facility and the Lion Campus (see section 8.0 entitled “Operational Highlights” and “Product Development and Manufacturing” under section 11.0 entitled “Key Factors Affecting Lion's Performance” of the Company's MD&A for the three and twelve months ended December 31, 2022 for further details), the Company has limited experience to date in high volume manufacturing of its vehicles. In addition, as of March 9, 2023, 428 units included in the order book, consisting mainly of LionA and LionD buses and Lion8T trucks and representing a combined total order value of approximately $155 million, related to products which had been developed and were being sold, but that were not currently in commercial production. See “Products and Solutions” in section 6.2 of the Company’s Annual Information Form for the year ended December 31, 2022 entitled “General Development of the Business”. Any failure by the Company to successfully develop its vehicles, source its key components, and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition. As a result, the Company’s realization of its order book is subject to a number of risks and uncertainties, including the risks described in sections 3.0 and 23.0 of the Company's MD&A for the three and twelve months ended December 31, 2022 entitled “Caution Regarding Forward-Looking Statements” and “Risk Factors”, respectively, and there can be no assurance that the Company will be successful in converting all or a significant portion of its order book into actual sales.

RECONCILIATION OF ADJUSTED EBITDA
The following table reconciles net earnings (loss) to Adjusted EBITDA for the three months ended December 31, 2022 and 2021, and the years ended December 31, 2022 and 2021:

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021	2020
	(in thousands)		(in thousands)

Revenue	$46,769	$22,870	$139,914	$57,710	$23,423

Net earnings (loss)	($4,638)	$28,266	$17,776	($43,325)	($97,352)
Finance costs	($891)	$1,194	$955	$8,332	$8,667
Depreciation and amortization	$3,724	$1,643	$11,492	$5,260	$2,696
Share-based compensation(1)	$2,522	$5,080	$12,362	$71,081	$65,249
Change in fair value of share warrant obligations(2)	($15,434)	($46,587)	($101,468)	($85,796)	$16,847
Foreign exchange (gain) loss(3)	$559	$2,337	$1,973	$1,037	($681)
Transaction and other non-recurring expenses(4)	$245	$616	$2,140	$15,815	$233
Income taxes	–	–	–	–	–
Adjusted EBITDA	($13,915)	($7,453)	($54,770)	($27,596)	($4,340)
(1)Represents non-cash expenses recognized in connection with the issuance and revaluation to fair value of stock options issued to participants under Lion’s stock option plan as described in note 15 to the annual audited consolidated financial statements as at and for years ended December 31, 2022 and 2021.
(2)Represents non-cash change in the fair value of the share warrant obligations as described in note 13 to the annual audited consolidated financial statements as at and for years ended December 31, 2022 and 2021.
(3)Represents non-cash losses (gains) relating to foreign exchange translation.
(4)For the year ended December 31, 2022, represents professional fees related mostly to supply chain and process optimization initiatives. For the year ended December 31, 2021, represents transaction costs related to the Business Combination which was completed on May 6, 2021, as described in note 4 to the annual audited consolidated financial statements, professional fees related to financing transactions, and other non-recurring professional fees. For the year ended December 31, 2020, represents professional fees related to financing transactions and other non-recurring professional fees.

ABOUT LION ELECTRIC
Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Any statements contained in this press release that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company's ability to convert it into actual sales, the expected production capacity of the Company’s manufacturing facilities, the Company’s U.S. manufacturing facility project and the Company’s battery plant and innovation center project in Quebec, the Company's future growth and long-term strategy, the Company’s expected product pipeline and the launch and commercial production of certain platforms and models. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of, and successfully and timely establish its operations and ramp-up manufacturing capacity at, its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that Lion will be able to benefit, either directly or indirectly (including through applications made by the Company and/or its clients), from governmental subsidies and incentives, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion and in the amounts needed when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following:
•any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as a consequence of the ongoing uncertainties relating to inflation and interest rates;

•any inability to ramp-up the production of Lion's products and meet project construction and other project milestones and timelines;
•any inability to meet its customers’ business needs;
•any inability to successfully and economically manufacture and distribute its vehicles at scale;
•any unavailability, reduction, discriminatory application, delay in processing or elimination of governmental programs, subsidies or economic incentives due to policy changes, government regulation or otherwise;
•any inability to execute the Company's growth strategy;
•any adverse effects of the current military conflict between Russia and Ukraine, which continues to affect economic and global financial markets and exacerbate ongoing economic challenges;
•any unfavorable fluctuations and volatility in the availability or price of raw materials included in components used to manufacture the Company's products, including battery cells, modules and packs;
•the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials;
•the outcome of any legal proceedings that may be instituted by or against the Company from time to time, including the ongoing matter relating to supply of battery packs from Romeo Systems, Inc.;
•any inability to reduce total cost of ownership of electric vehicles sold by the Company over time;
•the reliance on key management and any inability to attract and/or retain key personnel;
•labor shortages (including as a result of employee departures, turnover, and demands for higher wages) which may force the Company to operate at reduced capacity, to lower its production and delivery rates or lower its growth plans, and could pose additional challenges related to employee compensation;
•any inability to meet the expectations of the Company's customers in terms of products, specifications, and services;
•any inability to maintain the Company's competitive position;
•any inability to reduce the Company's costs of supply over time;
•any inability to maintain and enhance the Company's reputation and brand;
•any significant product repair and/or replacement due to product warranty claims or product recalls;
•any failure of information technology systems or any cybersecurity and data privacy breaches or incidents;
•any event or circumstance resulting in the Company's inability to convert its order book into actual sales, including the unavailability, reduction, discriminatory application, delay in processing or elimination or discriminatory application of government programs, subsidies and economic incentives;
•any inability to raise additional funds to meet its capital requirements and pursue its growth strategy when and in the amounts needed;
•any inability to secure adequate insurance coverage or a potential increase in insurance costs; and
•natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events such as civil unrest and acts of terrorism, the current military conflict between Russia and Ukraine or similar disruptions

These and other risks and uncertainties related to the businesses of Lion are described in greater detail in section 23.0 entitled “Risk Factors” of the Company’s annual MD&A for the fiscal year 2022. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in the Company’s annual MD&A for the fiscal year 2022 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission (the "SEC'').
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

CONTACTS

MEDIA
Dominik Beckman
Vice President, Marketing and Communications
Dominik.Beckman@thelionelectric.com
450-432-5466, extension 4283

INVESTORS
Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171